Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3590 fax

www.steeldynamics.com

April 12, 2017

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549-4631

Re:                             Steel Dynamics, Inc.

Registration Statement on Form S-4

Filed April 5, 2017

(SEC File No. 333-217162)

Dear Mr. Ingram:

On behalf of Registrant Steel Dynamics, Inc. and on behalf of the Additional Registrants, with respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 2:00 p.m. on April 17, 2017, or as soon as practicable thereafter.

If you would be kind enough to do so, would you please send a copy of your effectiveness letter to our legal counsel, Marcus A. Heminger of Barrett McNagny LLP (email address: mah@barrettlaw.com) or facsimile number (260-423-8920).

Very truly yours,

On behalf of the Registrant:

By:	/s/ Theresa E. Wagler
Theresa E. Wagler
Executive Vice President and
Chief Financial Officer

On behalf of all Subsidiary Guarantor
Additional Registrants:

By:	/s/ Theresa E. Wagler
Theresa E. Wagler
President or Vice President